Greenpro Capital Corp.

(OTCQB: GRNQ)

Room 1701-1703, 17/F, The Metropolis Tower,

10 Metropolis Drive, Hung Hom,

Kowloon, Hong Kong

T: +852-3111 7718

F: +852-3111 7720

E: info@greenprocapital.com

W: www.greenprocapital.com

November 28, 2017

Ms. Jan Woo

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Greenpro Capital Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-219625

Dear Ms. Woo:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statements so that such Registration Statements will become effective as of 4:30pm on November 30, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREENPRO CAPITAL CORP.

By:	/S/ LEE CHONG KUANG
Name:	Lee Chong Kuang
Title:	Chief Executive Officer